Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Buffered Digital Plus Securities Linked to the EURO STOXX 50® Index Due October 2, 2023

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The EURO STOXX 50® Index
Pricing date:	September 25, 2018
Valuation date:	September 25, 2023
Maturity date:	October 2, 2023
Digital return amount:	$550 per security (representing a digital return equal to 55% of the stated principal amount).
Buffer amount:	25%
Payment at Maturity:

For each $1,000 stated principal amount security you hold at maturity:

•     If the final underlying value is greater than or equal to the initial underlying value: $1,000 + the greater of (i) the digital return amount and (ii) $1,000 × the underlying return

•     If the final underlying value is less than the initial underlying value by an amount less than or equal to the buffer amount: $1,000

•     If the final underlying value is less than the initial underlying value by an amount greater than the buffer amount: $1,000 + [$1,000 × (the underlying return + the buffer amount)]

If the underlying depreciates from the initial underlying value to the final underlying value by more than the buffer amount, your payment at maturity will be less, and possibly significantly less, than the $1,000 stated principal amount per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment. The securities are unsecured debt securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17326Y3R5 / US17326Y3R56

Key Definitions
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value	The closing value of the underlying on the valuation date
Underlying return:	The final underlying value minus the initial underlying value, divided by the initial underlying value

Hypothetical Total Return at Maturity
Hypothetical Underlying Return	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity(1)
100.00%	$2,000.00	100.00%
75.00%	$1,750.00	75.00%
55.00%	$1,550.00	55.00%
50.00%	$1,550.00	55.00%
25.00%	$1,550.00	55.00%
10.00%	$1,550.00	55.00%
5.00%	$1,550.00	55.00%
0.00%	$1,550.00	55.00%
-10.00%	$1,000.00	0.00%
-25.00%	$1,000.00	0.00%
-25.01%	$999.99	-0.01%
-30.00%	$950.00	-5.00%
-40.00%	$850.00	-15.00%
-50.00%	$750.00	-25.00%
-75.00%	$500.00	-50.00%
-100.00%	$250.00	-75.00%

(1) Hypothetical total return on securities at maturity = hypothetical payment at maturity per security minus $1,000 stated principal amount per security, divided by $1,000 stated principal amount per security

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Amended and Restated Preliminary Pricing Supplement dated August 29, 2018

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Hypothetical Payment at Maturity Diagram

■ The Securities	■ The Underlying

Selected Risk Considerations

•    You may lose a significant portion of your investment. If the underlying depreciates by more than the buffer amount, you will lose 1% of the stated principal amount of the securities for every 1% by which that depreciation exceeds the buffer amount.

•    The securities do not pay interest.

•    You will not receive dividends or have any other rights with respect to the underlying.

•    Your payment at maturity depends on the closing value of the underlying on a single day.

•    The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•    The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•    The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•    The EURO STOXX 50® Index is subject to risks associated with non-U.S. markets.

•    The performance of the EURO STOXX 50® Index will not be adjusted for changes in the exchange rate between the euro and the U.S. dollar.

•    The issuer and its affiliates may have conflicts of interest with you.

•    The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com